Exhibit 99.B(d)(2)(V)(iii)

ING Funds

Patti Uzzel

AVP, Compliance

ING Investment Management LLC

5780 Powers Ferry Road

Atlanta, GA  30327-4349

April 22, 2008

Dear Patti,

On January 31, 2008 the Board of Trustees of the ING EquitesPlus Portfolio (the “Portfolio”) approved the Plan of Liquidation and Dissolution for the Portfolio.  In addition, on April 17, 2008, the Portfolio’s shareholders voted to liquidate and dissolve the Portfolio with an effective date on or about April 28, 2008.

It is anticipated that the Portfolio will be liquidated in accordance with the terms of its liquidation plan.  All portfolio securities of the Portfolio not already converted to cash or cash equivalents will be converted to cash or cash equivalents by April 22, 2008. The dissolution will be completed over the weekend of April 25, 2008.

This letter serves to memorialize that the Sub-Advisory Agreement with ING Investment Management Co. with respect to the Portfolio will terminate upon effectiveness of the liquidation.

We thank you and your team for all your support throughout this process.  We continue to value our relationship with your firm, thank you.

Sincerely,

/s/ Maria M. Anderson

Maria M. Anderson
Vice President
ING Funds Services, LLC